

May 19, 2014

Via E-mail
John B. Ramil
President, Chief Executive Officer and Director
TECO Energy, Inc.
TECO Plaza
702 N. Franklin Street
Tampa, FL 33602

     Re: **TECO Energy, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2013
              Filed February 28, 2014
              File No. 001-08180

Dear Mr. Ramil:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 3. Legal Proceedings, page 37

1. While we note the cross reference to Notes 9 and 12 of your financial statements, we do not see any disclosure here or in such notes regarding TGH's arbitration claim filed with the International Centre for Settlement of Investment Disputes in 2010 against the Republic of Guatemala. If material, please revise your disclosure accordingly. In this regard, we note your disclosure on page 53.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 37

2. We note your disclosure in the last paragraph on page 37 that refers to Note 1 of the Tampa Electric Company Consolidated Financial Statements for a description of restrictions on dividends on its common stock. We were unable to identify this disclosure. Please revise to include a discussion of the most significant restrictions on the payment of dividends, indicating their sources (e.g. regulatory), pertinent provisions and the amount of retained earnings or net income free of restrictions. Refer to Rule 4-08(e) of Regulation S-X.

Item 7. Management's Discussion & Analysis of Financial Condition & Results of Operations, page 40

3. Please revise to include a separately-captioned section within MD&A discussing your off-balance sheet arrangements as required by Item 303(a)(4) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data, page 74

Notes to Consolidated Financial Statements, page 82

1. Significant Accounting Policies, page 82

Revenue Recognition, page 83

4. Refer to your disclosure in the last sentence of the last paragraph on page 83 regarding costs netted against revenues related to TECO Energy Source. Please tell us whether the amounts disclosed represent the costs that are netted against revenues, the net amount of costs and revenues, or another activity altogether. In your response, please specifically tell us whether the amounts presented are a net gain or a net loss, and why you believe your disclosure clearly conveys what these amounts represent. Please also tell us in what line item on your Consolidated Statements of Income these amounts are included.

20. Goodwill and Asset Impairments, page 120

5. With respect to TECO Coal, we note your disclosure throughout your Form 10-K regarding the decreases in sales, net income, expiration of profitable contracts, declining production, circumstances affecting the demand for coal, as well as the disclosure in the fourth paragraph of page 121 related to the impairment analysis you conducted on certain assets of TECO Coal during the fourth quarter of 2013. We also note your ultimate conclusion that the carrying value of the assets was recoverable, and the sensitivity analysis you performed related to inflation. Please respond to the following comments:

   • Describe your impairment assessment in greater detail;

- explain in additional detail which assets of TECO Coal were assessed for impairment, how or if you grouped assets for the purposes of the impairment, what the dollar value of those assets were as of December 31, 2013, and the basis for including or excluding assets of that segment in the assessment;
- describe any estimates or assumptions made and how those estimates and assumptions were developed;
- tell us the most quantitatively significant inputs to your impairment analysis;
- provide us with sensitivity analyses for reasonably likely different inputs to the extent they are not fixed;
- please tell us why you concluded the sensitivity analysis related to inflation should be disclosed as opposed to different inputs; and
- provide any additional information you believe would assist our understanding.

Item 15. Exhibits, Financial Statement Schedules, page 162

Exhibit 23.3

6. We note that the independent expert consent of Cardno MM&A, included as Exhibit 23.3 to your Form 10-K, does not include a date on which such consent was executed. Please confirm the date of execution and that a date is included in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Lisa Sellars, Staff Accountant, at (202) 551-3348 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696 or Mara Ransom, Assistant Director, at (202) 551-3264 if you have questions regarding any other comments. You may contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief